SEC FILE NUMBER 001-33037

CUSIP NUMBER 74167B109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Primis Financial Corp.

Full Name of Registrant

Former Name if Applicable

1676 International Drive, Suite 900

Address of Principal Executive Office (Street and Number)

McLean, Virginia 22102

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Primis Financial Corp. (the “Company”) could not complete the filing of its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “Second Quarter Form 10-Q”), due to the timing of the consultation process the Company has pursued with the Office of the Chief Accountant of the Securities and Exchange Commission (as previously described in the Form 12b-25 filed by the Company on April 1, 2024) regarding a potential error in the methodology used to account for a consumer loan portfolio impacting the Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”). As a result, the Company and its independent auditor have not been able to finalize and file the 2023 Form 10-K, which delay could not be eliminated by the Company without unreasonable effort and expense.

The Company does not expect to file the Second Quarter Form 10-Q on or before the expiration of the five calendar day extension period provided in Rule 12b-25 of the Securities Exchange Act of 1934, as amended. The Company plans to file the Second Quarter Form 10-Q as soon as practicable following the completion and filing of the 2023 Form 10-K.

The Company concluded the initial phase of its consultation process on August 9, 2024, which will result in the Company making certain changes to how it accounts for the third-party serviced consumer loan portfolio to correct an error in its previous application of U.S. GAAP. A detailed discussion of these changes will be included in the Company’s forthcoming 2023 Form 10-K, but a summary of the expected changes are as follows:

•	Interest income earned on the consumer loans originated by the third-party and funded and held by the Company that are originated with promotional features (e.g. no interest due if paid off within a certain timeframe) will be deferred until the end of that promotional period. If the borrower pre-pays the loan principal before the end of the promotional period, the Company has an agreement with the third-party servicer whereby the third-party servicer will pay the Company all of the interest that had been accruing and is forgiven to the borrower.

•	The credit enhancement income currently recorded in noninterest income as a gain or loss on indemnification asset will be reversed. This credit enhancement income represented the credit enhancement provided to the Company from the third-party servicer to offset credit losses primarily in the form of excess cash flows from the portfolio that otherwise would have been due to the third-party servicer as performance fees absent credit losses, but also included the benefit of a reserve account funded by the third-party servicer to absorb potential credit losses.

•	The Company will discontinue recording certain items within net interest income and noninterest expense that were recorded originally to reflect the excess spread on the portfolio otherwise due to the third-party servicer and largely attributed to costs related to the credit enhancement provided by the third-party.

•	The Company will account for the agreement between the Company and the third-party servicer that governs the interest reimbursement feature provided to the Company by the third-party servicer and potential performance fees otherwise due from the Company to the third-party servicer as a derivative under the relevant derivative accounting guidance in U.S. GAAP. A derivative asset or liability will be recorded in the Company’s balance sheet each reporting period representing the fair value of the expected cash flows between the Company and the third-party servicer under the aforementioned agreement with changes in the value of the derivative between each reporting period recorded in noninterest income (or noninterest expense) in the Company’s income statement.

The Company’s preliminary assessment indicated the changes would not be material to the financial results in the years ended December 31, 2022 and 2021, or any of the quarters ended during those years; however, this assessment is still subject to change. The Company’s preliminary assessment of the impact of the changes to the year ended December 31, 2023, and the quarters ended during that year, indicated a material difference compared to previously reported results.

The Company previously indicated in its Form 8-K filed on March 1, 2024, that the Company’s previously-issued unaudited interim consolidated financial statements as of and for the three months ended March 31, 2023, the three and six months ended June 30, 2023, and the three and nine months ended September 30, 2023 (the “Impacted Financial Statements”) should no longer be relied upon due to an accounting change required related to a failed loan sale. The Company will be restating the Impacted Financial Statements for this failed loan sale and will also include impacts of the changes described herein related to accounting for the third-party serviced consumer loan portfolio. Even if the change in accounting for the third-party serviced consumer loans is confirmed not to be material in periods prior to 2023, the Company intends to reflect the updated accounting in those prior periods for comparability where shown in the Impacted Financial Statements when restated for 2023 results.

While the Company continues to refine valuations for prior periods, particularly related to the derivative described above, the preliminary assessment of the cumulative impact of the accounting changes is an approximately $30 million reduction to net income over prior periods and through the second quarter of 2024 versus previously disclosed preliminary results. The impact of the accounting changes continues to be assessed by the Company and has not been reviewed or audited by our independent auditor and therefore could change and be more or less than the preliminary impacts indicated.

The initial phase of the consultation process that ended on August 9, 2024, focused on confirming the appropriate accounting for the third-party serviced consumer loan portfolio with the loans and agreements with the third-party servicer treated as separate units of account. While the Company applies the conclusions of this initial phase to its results, the Company continues to pursue a consultation to consider an alternative financial statement presentation that would account for the loans and third-party servicer agreements as a single unit of account, thereby significantly reducing the volatility in the Company’s financial results from the separate unit of account approach. There can be no assurance that the Company will be successful in this consultation and the timing of that process remains uncertain.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations regarding the impact on, and the timing of the completion and audit of, the Company’s financial statements and the filing of the 2023 Form 10-K and Second Quarter Form 10-Q (including the timing of the completion and results of the SEC consultation process regarding the accounting for the loans and third-party servicer agreements); the effects of the results of the consultation and audit process described above on prior-period financial statements or financial results; the impact of these matters on the Company’s performance and outlook; and expectations concerning the Company’s performance and financial outlook, and that all of the foregoing reflects the Company’s expectations based upon information presently available to the Company and assumptions that it believes to be reasonable. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Such risk include, but are not limited to, risks related to the timely and correct completion of the financial statements and related filings; the risk that the completion and filing of the period reports will take significantly longer than expected and will not be completed in a timely manner; identification of any inaccuracies in our financial reporting that requires restatements of previously issued financial statements; the risk that the restatements may subject us to unanticipated costs or regulatory penalties and could cause investors to lose confidence in the accuracy and completeness of our financial statements; the risk that additional information may become known prior to the expected filing of the periodic reports with the SEC or that other subsequent events may occur that would require the Company to make additional adjustments to its financial statements or further delay the filing of our periodic with the SEC; the possibility that The Nasdaq Stock Market may seek to delist the Company’s securities; the possibility that the Company will not be able to become current in its filings with the SEC; the risk of investigations or actions by governmental authorities or regulators and the consequences thereof, including the imposition of penalties; the risk that the Company may become subject to shareowner lawsuits or claims; risks related to our ability to implement and maintain effective internal control over financial reporting and/or disclosure controls and procedures in the future, which may adversely affect the accuracy and timeliness of our financial reporting; the inherent limitations in internal control over financial reporting and disclosure controls and procedures; the scope of any restatement or deficiencies, if any, in internal control over financial reporting and/or disclosure controls and procedures may be broader than we currently anticipate; remediation of any potential deficiencies with respect to the Company’s internal control over financial reporting and/or disclosure controls and procedures may be complex and time-consuming; and the impact of these matters on the Company’s performance and outlook; Investors are cautioned not to place undue reliance upon forward looking statements in this notification of late filing. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this filing, except as required by law.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Matthew A. Switzer	703	893-7400
Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒
The Company has not yet filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates the changes preliminarily outlined above and in the previously filed Form 12b-25, as amended, will impact a number of line items on the income statement, including, but not limited to, net income, interest income, provision for credit losses, noninterest income and noninterest expense. Provided, however, the ultimate effect on the foregoing for the impacted periods cannot be finally determined at this time.

Primis Financial Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2024	By:	/s/ Matthew A. Switzer
		Name:	Matthew A. Switzer
		Title:	Chief Financial Officer